

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3561

November 15, 2016

Thomas E. Long
Chief Financial Officer
Energy Transfer Partners, L.P.
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

      Re: Energy Transfer Partners, L.P.
              Registration Statement on Form S-3
              Filed November 3, 2016
              File No. 333-214421

Dear Mr. Long:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 with any questions.

              Sincerely,

              /s/ Lisa M. Kohl for

              Mara L. Ransom
              Assistant Director
              Office of Consumer Products

cc: James M. Wright, Jr., General Counsel, Energy Partners, L.P.
       G. Michael O'Leary, Esq., Andrews Kurth Kenyon L.L.P.